July 21, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:	Constellation Brands, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2015
Filed April 28, 2015
File No. 001-08495

Dear Ms. Jenkins:

The responses of Constellation Brands, Inc. (the “Company”) to the comments of the staff included in the Securities and Exchange Commission’s (the “Commission”) comment letter dated June 23, 2015, with regard to the above-referenced Company’s Form 10-K for the fiscal year ended February 28, 2015 (the “Filing”), are set forth below. For the convenience of the Commission’s staff, the Company has formatted this letter such that the Company repeats the comment below in italics with the Company’s response immediately following the comment.

In connection with responding to the Commission’s staff comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filing, Commission’s staff comments or changes to disclosure in response to Commission’s staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filing, and the Company may not assert Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended February 28, 2015

Business, page 1

Investments, Acquisitions and Divestitures, page 2

Glass Production Plant Acquisition, page 2

1.
We note the joint venture arrangement with Owens-Illinois, which is expected to supply more than 50% of your beer glass requirements. Please advise us what consideration you gave to filing the agreement under Item 601(b)(10) of Regulation S-K.

Constellation Brands, Inc. ∙ 207 High Point Drive ∙ Building 100 ∙ Victor, NY 14564
Direct: 585-678-7100 ∙ Toll Free: 888-724-2169 ∙ www.cbrands.com

Securities and Exchange Commission
July 21, 2015

Company Response: As supplemental information for the Commission’s staff, the Company responds to the Commission’s staff comment #1 above as follows:

The Company is mindful of the disclosure obligations set out under Item 601(b)(10) of Regulation S-K (“Item 601(b)(10)”). The Company respectfully advises the Commission’s staff that it gave the following considerations as to whether or not it should file the joint venture agreement with Owens-Illinois:

1.
The Company currently has various suppliers of its beer glass requirements. The joint venture with Owens-Illinois (the “Mexican glass joint venture”) is one of those several sources of beer glass supply and the Mexican glass joint venture agreement is an arrangement to govern the production arrangements for that supply. However, both at the time the Company filed the Filing, as well as currently, the Mexican glass joint venture is not the largest supplier of the Company’s total beer glass requirements. Please note the Company receives a supply of finished goods under the Interim Supply Agreement with Grupo Modelo S.A. de C.V., dated June 7, 2013, as amended, which Interim Supply Agreement and its amendment the Company filed through incorporation by reference from previous filings as Exhibits 10.58 and 10.59 to the Filing.

2.
Although the Company believes that the Mexican glass joint venture is expected to eventually supply more than 50% of the Company’s current beer glass requirements, a source of supply at that level is neither possible nor expected until the Mexican glass joint venture completes its announced furnace expansion over an approximately four-year period. By the conclusion of the glass plant expansion, the Mexican glass joint venture is expected to increase from its current single furnace to a total of four (4) furnaces. The ability of the Mexican glass joint venture to supply beer glass is accordingly anticipated to increase over the same periods as the new furnaces become operational.

3.
Although production from the Mexican glass production plant located adjacent to the Company’s Brewery in Nava, Coahuila, Mexico is one component of the Company’s long-term beer glass sourcing strategy, the Mexican glass joint venture agreement is not currently material to the Company or its stockholders. The Company currently has several sources of supply for its beer glass. The Mexican glass joint venture is not currently the largest supply source for the Company’s total beer glass requirements. The Mexican glass production plant is just one component of the long-term beer glass sourcing strategy, and realization of the current long-term expectation of the Mexican glass joint venture supplying more than 50% of the Company’s beer glass requirements is subject to future competitive and market conditions and actual future materials supply requirements, as well as being dependent upon the completion of three (3) additional furnaces over approximately the next four years.

The Company respectfully submits that the Company gave due consideration to whether or not the joint venture agreement with Owens-Illinois should be filed under Item 601(b)(10), but determined that in its judgment the Mexican glass joint venture agreement is not material to the Company, the Company’s business is not substantially dependent upon the joint venture, and the Mexican glass joint venture agreement need not be filed as an exhibit to the Filing. Item 601(b)(10)(i) requires the filing of contracts not made in the ordinary course of business which are material to the registrant and are to be performed in whole or in part at or after the filing of the report. As the joint venture agreement with Owens-Illinois is not material to the registrant, it therefore is not required to be filed under Item 601(b)(10)(i).

Securities and Exchange Commission
July 21, 2015

Item 601(b)(10)(ii) provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: … (B)  Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts … to purchase the major part of registrant’s requirements of goods, services or raw materials …” (emphasis added). As discussed above, the Mexican glass joint venture agreement is not currently material in amount or significance to the Company and, therefore, not required to be filed under Item 601(b)(10)(ii)(B). The Company gave consideration to whether an agreement to govern the production arrangements for one source of supply results in that agreement being material under Item 601(b)(10)(ii) when that agreement governs production of only one of several sources of supply and several years and the completion of other activities are required in order to result in an increase in that supply. In such instance, the Company was of the view that such an agreement is not material and that the Company is not substantially dependent on such agreement for its supply of beer glass. To apply a different interpretation would make the clause “except where immaterial in amount or significance” meaningless. The remaining subparagraphs of Item 601(b)(10)(ii) are not applicable to the joint venture agreement with Owens-Illinois.

Finally, Item 601(b)(10)(iii) relates to management and compensatory contracts and plans and is not applicable to the joint venture agreement with Owens-Illinois.

Consequently, the Company gave the foregoing consideration as to whether it was appropriate to file the joint venture agreement with Owens-Illinois. As a result of that consideration, and after having taken into account the factors discussed above, the Company did not believe the Mexican glass joint venture agreement was material to the registrant, nor did the joint venture arrangement supply the major part of the Company’s beer glass requirements either at the time the Company filed the Filing or currently. For these reasons, the Company was of the view that the actual joint venture agreement with Owens-Illinois is outside the scope of categories of contracts which must be filed pursuant to Item 601(b)(10).

The Company will continue to be mindful of the requirements of Item 601(b)(10) as it evaluates for future filings the materiality of the Mexican glass joint venture agreement, including whether or not it is dependent upon the Mexican glass joint venture, whether the Mexican glass joint venture is material to the Company’s long-term glass sourcing strategy, and the percentage of beer glass supply which the Company receives through the Mexican glass joint venture as compared to other actual sources of supply.

*********************

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 29

2.
You characterize amounts as unusual even though there appear to be similar charges or gains in other periods. Please either revise your disclosures in future filings to no longer describe these amounts as unusual or explain to us how each of these amounts meet the requirements of Item 10(e)(ii)(B) of Regulation S-K. Refer also to the guidance outlined in Question 102.03 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Securities and Exchange Commission
July 21, 2015

3.
You present subtotals titled total reportable segments in several places that add segment amounts together for statement of operations line items like net sales; gross profit; selling, general and administrative expenses; and operating income. These total reportable segments subtotals appear to represent non-GAAP measures, since they exclude unusual items and consolidation and eliminations adjustments, and they are presented outside of the segment footnote reconciliation. In future filings, please either remove these subtotals or clearly identify these amounts as non-GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 104.04, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Please provide us your revised disclosures.

Company Response: The Company acknowledges the Commission’s staff comments #2 and #3 above and responds to both comments in the following combined response. After considering the applicable guidance related to the use of non-GAAP financial measures set forth in Question 102.03 and Question 104.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures, the Company respectfully advises the Commission’s staff that in future filings the Company will, as appropriate, (i)  replace the phrase and defined term “unusual items” with the phrase and defined term “comparable adjustments” in all places where “unusual items” is used for items affecting comparability including similar charges or gains in other periods that management excludes from its evaluation of the results of each operating segment and (ii)  remove subtotals titled “total reportable segments” in the statement of operations line items like net sales; gross profit; selling, general and administrative expenses; and operating income. In addition to (i) above in response to the Commission’s staff comment #2, in order to avoid any confusion as to why the Company adjusts for items affecting comparability including similar charges or gains in other periods, the Company will also replace the phrases “continuing operations of the segments” and “continuing segment operating income (loss)” with the phrases “core operations of the segments” and “core segment operating income (loss),” respectively. The below excerpt of the relevant portion of the Filing is responsive to the Commission’s staff comments and is marked to show changes from the disclosure in the Filing. The Company would anticipate using this disclosure in future filings, as appropriate, subject to developments between the date hereof and the date of such future filings.

Results of Operations

Financial Highlights

Financial Highlights for Fiscal 2015:

•
Our Beer Business Acquisition continued to drive significant improvements within our results of operations, financial position and cash flows, including the continued realization of operating efficiencies and the strengthening of relationships with wholesalers and distributors.

•	Our net sales increased 24% primarily due to the Beer Business Acquisition and organic beer growth driven largely by strong consumer demand within the Mexican beer portfolio.

•
Operating income decreased significantly primarily due to the unfavorable overlap of the prior year nontaxable gain on the remeasurement to fair value of our preexisting 50% equity interest in Crown Imports, partially offset by the favorable overlap of the prior year impairment of nondeductible goodwill and intangible assets and the benefit from the Beer Business Acquisition.

Securities and Exchange Commission
July 21, 2015

•
Net income attributable to CBI and diluted net income per common share attributable to CBI also decreased significantly primarily due to the items discussed above combined with lower equity in earnings (Crown Imports).

References to organic throughout the following discussion exclude the impact of beer acquired in the Beer Business Acquisition on a consolidated basis and branded wine acquired in the acquisition of Mark West on a consolidated and segment basis, as appropriate. Prior to the Beer Business Acquisition, the results of operations of the Beer segment were eliminated in consolidation as our preexisting 50% equity interest in Crown Imports was accounted for under the equity method of accounting.

~~Unusual Items~~Comparable Adjustments

Management excludes items that affect comparability from its evaluation of the results of each operating segment as these ~~Unusual Items~~Comparable Adjustments are not reflective of ~~continuing~~core operations of the segments. Segment operating performance and segment management compensation are evaluated based upon ~~continuing~~core segment operating income (loss). As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

As more fully described herein and in the related Notes to the Financial Statements, the ~~Unusual Items~~Comparable Adjustments that impacted comparability in our results for each period are as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
(in millions)
Cost of product sold
Net gain (loss) on undesignated commodity derivative contracts	$(32.7)	$1.5	$—
Amortization of favorable interim supply agreement	(28.4)	(6.0)	—
Settlements of undesignated commodity derivative contracts	4.4	(0.5)	—
Flow through of inventory step-up	—	(11.0)	(7.8)
Other losses	(2.8)	—	—
Total cost of product sold	(59.5)	(16.0)	(7.8)

Selling, general and administrative expenses
Transaction, integration and other acquisition-related costs	(30.5)	(51.5)	(27.7)
Other gains (losses)	7.2	(4.2)	1.7
Total selling, general and administrative expenses	(23.3)	(55.7)	(26.0)

Impairment of goodwill and intangible assets	—	(300.9)	—

Gain on remeasurement to fair value of equity method investment	—	1,642.0	—

Equity in losses of equity method investees	—	(0.1)	(1.0)

Loss on write-off of financing costs	(4.4)	—	(12.5)
~~Unusual Items~~Comparable Adjustments	$(87.2)	$1,269.3	$(47.3)

Securities and Exchange Commission
July 21, 2015

Cost of Product Sold

Undesignated Commodity Derivative Contracts

Net gain (loss) on undesignated commodity derivative contracts represents a net gain (loss) from the changes in fair value of undesignated commodity derivative contracts, primarily driven by our diesel fuel derivative contracts. The net gain (loss) is reported outside of segment operating results until such time that the underlying exposure is recognized in the segment operating results. Upon settlement, the net gain (loss) from the changes in fair value of the undesignated commodity derivative contracts is reported in the appropriate operating segment, allowing our operating segment results to reflect the economic effects of the commodity derivative contracts without the resulting unrealized mark to fair value volatility.

Favorable Interim Supply Agreement

In connection with the Beer Business Acquisition, a temporary supply agreement was negotiated under a favorable pricing arrangement for the required volume of beer needed to fulfill expected U.S. demand in excess of the Brewery’s capacity. Amortization of favorable interim supply agreement reflects amounts associated with non-Brewery product purchased from the date of acquisition which has been sold to our U.S. customers during the respective period.

Inventory Step-Up

In connection with acquisitions, the allocation of purchase price in excess of book value for certain inventory on hand at the date of acquisition is referred to as inventory step-up. Inventory step-up represents an assumed manufacturing profit attributable to the acquired company prior to acquisition. Flow through of inventory step-up was primarily associated with the Beer Business Acquisition (Fiscal 2014) and the Mark West acquisition (Fiscal 2014 and Fiscal 2013).

Other Losses

Other losses represent a loss on certain assets in connection with an earthquake in Napa, California.

Selling, General and Administrative Expenses

Transaction, Integration and Other Acquisition-Related Costs

Transaction, integration and other acquisition-related costs were primarily associated with the Beer Business Acquisition.

Other Gains (Losses)

Other gains (losses) consist primarily of a gain from an adjustment to a certain guarantee originally recorded in connection with a prior divestiture (Fiscal 2015 and Fiscal 2013), a net gain on the sale of and the write-down of certain property, plant and equipment (Fiscal 2015), a prior period correction of previously unrecognized deferred compensation costs that were associated with certain employment agreements (Fiscal 2014), and restructuring and related charges and credits associated with previously announced restructuring plans (Fiscal 2014 and Fiscal 2013).

Securities and Exchange Commission
July 21, 2015

Impairment of Goodwill and Intangible Assets

Impairment losses consist of impairments of goodwill and certain trademarks related to our Wine and Spirits’ Canadian reporting unit.

Gain on Remeasurement to Fair Value of Equity Method Investment

Prior to the Beer Business Acquisition, we accounted for our investment in Crown Imports under the equity method of accounting. In applying the acquisition method of accounting, our preexisting 50% equity interest was remeasured to its estimated fair value resulting in the recognition of a gain in connection with the Beer Business Acquisition.

Loss on Write-off of Financing Costs

We recorded a loss on write-off of financing costs in connection with the Amendment to the May 2014 Credit Agreement.

Fiscal 2015 Compared to Fiscal 2014

Net Sales

	Fiscal 2015	Fiscal 2014	% Increase (Decrease)
(in millions)
Beer	$3,188.6	$2,835.6	12%
Wine and Spirits:
Wine	2,523.4	2,554.2	(1%)
Spirits	316.0	291.3	8%
Total Wine and Spirits	2,839.4	2,845.5	—%
~~Total reportable segments~~	~~6,028.0~~	~~5,681.1~~	~~6 %~~
Consolidation and eliminations	—	(813.4)	100%
Consolidated net sales	$6,028.0	$4,867.7	24%

Net sales increased $1,160.3 million primarily due to $941.1 million of net sales of products acquired in the Beer Business Acquisition, combined with organic volume growth within our Mexican beer portfolio.

Beer

	Fiscal 2015	Fiscal 2014	% Increase
(in millions, branded product, 24-pack, 12-ounce case equivalents)
Net sales	$3,188.6	$2,835.6	12.4%

Shipment volume	201.4	182.4	10.4%

Depletion volume (1)			8.3%

(1)	Depletions represent distributor shipments of our respective branded products to retail customers, based on third party data.

Securities and Exchange Commission
July 21, 2015

Net sales for Beer increased $353.0 million primarily due to volume growth within our Mexican beer portfolio which benefited from continued consumer demand and increased advertising spend, combined with a favorable impact from pricing in select markets. In addition, Fiscal 2015 net sales were favorably impacted by increased shipment volumes in connection with a return of wholesaler inventories in the U.S. to more historic levels.

Wine and Spirits

	Fiscal 2015	Fiscal 2014	% (Decrease) Increase
(in millions, branded product, 9-liter case equivalents)
Net sales	$2,839.4	$2,845.5	(0.2%)

Shipment volume
Total	66.0	66.8	(1.2%)
U.S. Domestic	50.5	51.3	(1.6%)
U.S. Domestic focus brands	35.2	35.9	(1.9%)

Depletion volume (1)
U.S. Domestic			(0.1%)
U.S. Domestic focus brands			0.3%

Net Sales for Wine and Spirits decreased $6.1 million primarily due to (i)  lower branded wine volume (predominantly in the U.S. due largely to a planned reduction in inventory levels by one of our exclusive distributors), (ii)  an unfavorable year-over-year foreign currency translation impact, (iii)  lower nonbranded net sales and (iv)  higher branded wine promotional spend; partially offset by (i)  favorable product mix shift predominantly within the U.S. branded wine and spirits portfolio, (ii)  the recognition of contractually required payments from the U.S. distributor equal to the approximate profit lost on the reduced sales associated with the inventory reduction, (iii)  the recognition of certain contractually required distributor performance payments and (iv)  branded spirits volume growth.

Gross Profit

	Fiscal 2015	Fiscal 2014	% Increase
(in millions)
Beer	$1,465.8	$1,132.1	29%
Wine and Spirits	1,172.3	1,117.1	5%
~~Total reportable segments~~	~~2,638.1~~	~~2,249.2~~	~~17 %~~
~~Unusual Items~~Comparable Adjustments	(59.5)	(16.0)	NM
Consolidation and eliminations	—	(241.5)	100%
Consolidated gross profit	$2,578.6	$1,991.7	29%

NM = Not meaningful

Securities and Exchange Commission
July 21, 2015

Gross profit increased $586.9 million primarily due to $443.5 million of gross profit from the Beer Business Acquisition and organic beer growth (driven largely by the organic volume growth and the favorable impact from pricing in select markets).

Beer increased $333.7 million primarily due to incremental gross profit from the Brewery Purchase, the volume growth and the favorable impact from pricing in select markets.

Wine and Spirits increased $55.2 million primarily due to (i)  the favorable product mix shift for the branded wine and spirits portfolio, (ii)  lower cost of product sold and (iii)  the distributor performance payments; partially offset by (i)  the higher promotional spend, (ii)  lower branded wine volume and (iii)  an unfavorable year-over-year foreign currency translation impact.

Gross profit as a percent of net sales increased to 42.8% for Fiscal 2015 compared to 40.9% for Fiscal 2014 primarily due to the items discussed above, partially offset by the increase in ~~Unusual Items~~Comparable Adjustments.

Selling, General and Administrative Expenses

	Fiscal 2015	Fiscal 2014	% Increase
(in millions)
Beer	$448.0	$359.2	25%
Wine and Spirits	498.0	479.3	4%
Corporate Operations and Other	109.1	99.8	9%
~~Total reportable segments~~	~~1,055.1~~	~~938.3~~	~~12 %~~
~~Unusual Items~~Comparable Adjustments	23.3	55.7	58%
Consolidation and eliminations	—	(98.9)	100%
Consolidated selling, general and administrative expenses	$1,078.4	$895.1	20%

Selling, general and administrative expenses increased $183.3 million primarily due to $134.2 million from the Beer Business Acquisition and an increase in organic beer selling, general and administrative expenses.

Beer increased $88.8 million primarily due to increases in general and administrative expenses of $44.5 million and advertising expenses of $44.1 million. The increase in general and administrative expenses is predominantly driven by higher compensation and benefit costs and higher information technology costs supporting the growth of the Mexican beer portfolio, combined with an overlap of prior year foreign currency transaction gains with current year foreign currency transaction losses. The increase in advertising expenses is due largely to investment behind our Mexican beer portfolio.

Wine and Spirits increased $18.7 million primarily due to increases in general and administrative expenses of $11.0 million and advertising expenses of $8.4 million. The increase in general and administrative expenses is predominantly attributable to higher compensation and benefit costs and higher consulting expenses supporting the Wine and Spirits’ branded portfolio. The increase in advertising expenses is due largely to a planned investment behind our branded wine and spirits portfolio.

Corporate Operations and Other increased $9.3 million due to higher general and administrative expenses primarily attributable to the growth of our business.

Securities and Exchange Commission
July 21, 2015

Selling, general and administrative expenses as a percent of net sales decreased to 17.9% for Fiscal 2015 as compared to 18.4% for Fiscal 2014 primarily due to the Beer Business Acquisition and the associated lower fixed overhead and the decrease in ~~Unusual Items~~Comparable Adjustments, partially offset by the increase in organic beer selling, general and administrative expenses.

Operating Income

	Fiscal 2015	Fiscal 2014	% Increase (Decrease)
(in millions)
Beer	$1,017.8	$772.9	32%
Wine and Spirits	674.3	637.8	6%
Corporate Operations and Other	(109.1)	(99.8)	(9%)
~~Total reportable segments~~	~~1,583.0~~	~~1,310.9~~	~~21 %~~
~~Unusual Items~~Comparable Adjustments	(82.8)	1,269.4	(107%)
Consolidation and eliminations	—	(142.6)	100%
Consolidated operating income	$1,500.2	$2,437.7	(38%)

Operating income decreased $937.5 million primarily due to the significant decrease in ~~Unusual Items~~Comparable Adjustments, partially offset by growth in our reportable segments as a result of the factors discussed above.

Equity in Earnings of Equity Method Investees

Equity in earnings of equity method investees decreased to $21.5 million for Fiscal 2015 from $87.8 million for Fiscal 2014, a decrease of $66.3 million, or (76%). This decrease is primarily due to lower equity in earnings of Crown Imports as a result of the Beer Business Acquisition and the consolidation of Crown Imports’ results of operations from the date of acquisition.

Interest Expense

Interest expense increased to $337.7 million for Fiscal 2015 from $323.2 million for Fiscal 2014, an increase of $14.5 million, or 4%. The increase was driven largely by higher average borrowings, partially offset by a lower weighted average interest rate on outstanding borrowings, both primarily due to the issuance of the May 2013 Senior Notes and borrowings under our senior credit facility in connection with the financing for the Beer Business Acquisition.

Provision for Income Taxes

Our effective tax rate for Fiscal 2015 and Fiscal 2014 was 29.1% and 11.8%, respectively. Our effective tax rate for Fiscal 2015 benefited primarily from the Beer segment as well as additional foreign tax credits. Our effective tax rate for Fiscal 2014 was favorably impacted by the Beer Business Acquisition, primarily attributable to the recognition of the nontaxable gain on the remeasurement to fair value of our preexisting 50% equity interest in Crown Imports of $1,642.0 million, partially offset by the write-off of nondeductible goodwill of $278.7 million.

Securities and Exchange Commission
July 21, 2015

For additional information, refer to Note 13 of the Notes to the Financial Statements.

We continue to expect our effective tax rate for each of the next two fiscal years to be in the range of 30% to 32% primarily attributable to the impact of the Beer segment. Our tax rate includes taxes that may be payable if undistributed earnings of foreign subsidiaries are repatriated to the U.S. We are currently assessing whether certain earnings may be permanently reinvested.

Net Income Attributable to CBI

As a result of the above factors, net income attributable to CBI decreased to $839.3 million for Fiscal 2015 from $1,943.1 million for Fiscal 2014, a decrease of $1,103.8 million, or (57%).

Fiscal 2014 Compared to Fiscal 2013

Net Sales

	Fiscal 2014	Fiscal 2013	% Increase (Decrease)
(in millions)
Beer	$2,835.6	$2,588.1	10%
Wine and Spirits:
Wine	2,554.2	2,495.8	2%
Spirits	291.3	300.3	(3%)
Total Wine and Spirits	2,845.5	2,796.1	2%
~~Total reportable segments~~	~~5,681.1~~	~~5,384.2~~	~~6 %~~
Consolidation and eliminations	(813.4)	(2,588.1)	69%
Consolidated net sales	$4,867.7	$2,796.1	74%

Net sales increased $2,071.6 million primarily due to $2,022.2 million of net sales of products acquired in the Beer Business Acquisition.

Beer

	Fiscal 2014	Fiscal 2013	% Increase
(in millions, branded product, 24-pack, 12-ounce case equivalents)
Net sales	$2,835.6	$2,588.1	9.6%

Shipment volume	182.4	170.6	6.9%

Depletion volume (1)			7.6%

(1)	Depletions represent distributor shipments of our respective branded products to retail customers, based on third party data.

Net sales for Beer increased $247.5 million primarily due to volume growth within the Mexican beer portfolio which benefited from continued consumer demand and increased advertising spend, combined with a favorable impact from pricing in select markets.

Securities and Exchange Commission
July 21, 2015

Wine and Spirits

	Fiscal 2014	Fiscal 2013	% Increase
(in millions, branded product, 9-liter case equivalents)
Net sales	$2,845.5	$2,796.1	1.8%

Shipment volume
Total	66.8	64.2	4.0%
Organic	66.5	64.2	3.6%

U.S. Domestic	51.3	49.3	4.1%
Organic U.S. Domestic	51.0	49.3	3.4%

U.S. Domestic focus brands	35.9	34.0	5.6%
Organic U.S. Domestic focus brands	35.6	34.0	4.7%

Depletion volume (1)
U.S. Domestic			3.5%
U.S. Domestic focus brands			5.6%

Net sales for Wine and Spirits increased $49.4 million primarily due to an increase in wine net sales of $58.4 million. This increase resulted primarily from organic branded wine volume growth (predominantly in the U.S.) and $18.6 million of net sales of branded wine acquired in the acquisition of Mark West, partially offset by higher promotional expense, unfavorable product mix (predominantly within the organic U.S. branded wine portfolio) and an unfavorable year-over-year foreign currency translation impact. Spirits net sales decreased $9.0 million primarily due to lower bulk spirits net sales and higher promotional expense.

Gross Profit

	Fiscal 2014	Fiscal 2013	% Increase (Decrease)
(in millions)
Beer	$1,132.1	$755.4	50%
Wine and Spirits	1,117.1	1,116.1	—%
~~Total reportable segments~~	~~2,249.2~~	~~1,871.5~~	~~20 %~~
~~Unusual Items~~Comparable Adjustments	(16.0)	(7.8)	(105%)
Consolidation and eliminations	(241.5)	(755.4)	68%
Consolidated gross profit	$1,991.7	$1,108.3	80%

Gross profit increased $883.4 million primarily due to gross profit from the Beer Business Acquisition of $890.6 million, partially offset by an increase in ~~Unusual Items~~Comparable Adjustments of $8.2 million.

Beer increased $376.7 million primarily due to incremental gross profit from the Brewery Purchase, the favorable impact from pricing in select markets and the volume growth.

Wine and Spirits increased $1.0 million primarily due to the organic branded wine volume growth, partially offset by the higher promotional expense and higher branded wine product costs.

Securities and Exchange Commission
July 21, 2015

Gross profit as a percent of net sales increased to 40.9% for Fiscal 2014 compared to 39.6% for Fiscal 2013 primarily due to the benefit from the Beer Business Acquisition, partially offset by the higher wine and spirits’ promotional expense and the increase in ~~Unusual Items~~Comparable Adjustments.

Selling, General and Administrative Expenses

	Fiscal 2014	Fiscal 2013	% Increase
(in millions)
Beer	$359.2	$307.4	17%
Wine and Spirits	479.3	465.9	3%
Corporate Operations and Other	99.8	93.5	7%
~~Total reportable segments~~	~~938.3~~	~~866.8~~	~~8 %~~
~~Unusual Items~~Comparable Adjustments	55.7	26.0	114%
Consolidation and eliminations	(98.9)	(307.4)	68%
Consolidated selling, general and administrative expenses	$895.1	$585.4	53%

Selling, general and administrative expenses increased $309.7 million primarily due to $260.3 million of selling, general and administrative expenses from the Beer Business Acquisition, combined with increases in (i)  ~~Unusual Items~~Comparable Adjustments of $29.7 million, (ii)  Wine and Spirits of $13.4 million and (iii)  Corporate Operations and Other of $6.3 million.

Beer increased $51.8 million due to increases in general and administrative expenses, advertising expenses and selling expenses. The increase in general and administrative expenses is primarily attributable to higher allocated information technology expense for Beer (which was offset by a decrease in allocated information technology expense for Wine and Spirits) and higher compensation and benefit costs associated largely with higher annual management incentive expense. Information technology expense is allocated to each of our segments to reflect utilization of central support services and costs associated with our information technology systems. The reallocation of information technology expense resulted from the Beer Business Acquisition and the associated consolidation of Beer’s results of operations. The increase in advertising expenses is due largely to planned investment behind the Mexican beer portfolio. The increase in selling expenses is due largely to increased headcount to support Beer’s growth.

Wine and Spirits increased $13.4 million due to an increase in selling expenses of $15.4 million and advertising expenses of $4.4 million, partially offset by a decrease in general and administrative expenses of $6.4 million. The increase in selling and advertising expenses is driven largely by a planned increase in spend behind the segment’s branded wine and spirits portfolio. The decrease in general and administrative expenses is primarily attributable to the lower allocated information technology expense discussed above, partially offset by a number of smaller increases in certain general and administrative expenses supporting the Wine and Spirits’ branded portfolio.

Corporate Operations and Other increased $6.3 million due to higher general and administrative expenses primarily attributable to increased compensation and benefit costs associated largely with higher annual management incentive expense.

Securities and Exchange Commission
July 21, 2015

Selling, general and administrative expenses as a percent of net sales decreased to 18.4% for Fiscal 2014 as compared to 20.9% for Fiscal 2013 primarily due to the Beer Business Acquisition and the associated lower fixed overhead, partially offset by the higher ~~Unusual Items~~Comparable Adjustments.

Operating Income

	Fiscal 2014	Fiscal 2013	% Increase (Decrease)
(in millions)
Beer	$772.9	$448.0	73%
Wine and Spirits	637.8	650.2	(2%)
Corporate Operations and Other	(99.8)	(93.5)	(7%)
~~Total reportable segments~~	~~1,310.9~~	~~1,004.7~~	~~30 %~~
~~Unusual Items~~Comparable Adjustments	1,269.4	(33.8)	NM
Consolidation and eliminations	(142.6)	(448.0)	68%
Consolidated operating income	$2,437.7	$522.9	NM

Operating income increased $1,914.8 million primarily due to the significant increase in ~~Unusual Items~~Comparable Adjustments combined with the factors discussed above.

Equity in Earnings of Equity Method Investees

Our equity in earnings of equity method investees decreased to $87.8 million for Fiscal 2014 from $233.1 million for Fiscal 2013, a decrease of $145.3 million, or 62%. This decrease is primarily due to lower equity in earnings of Crown Imports as a result of the Beer Business Acquisition and the consolidation of Crown Imports’ results of operations from the date of acquisition.

Interest Expense

Interest expense increased to $323.2 million for Fiscal 2014 from $227.1 million for Fiscal 2013, an increase of $96.1 million, or 42%. The increase was driven largely by higher average borrowings, partially offset by a lower weighted average interest rate on outstanding borrowings, both due primarily to the issuance of the May 2013 Senior Notes and borrowings under the 2013 Credit Agreement.

Provision for Income Taxes

Our effective tax rate for Fiscal 2014 and Fiscal 2013 was 11.8% and 24.9%, respectively. Our effective tax rate for Fiscal 2014 was favorably impacted by the Beer Business Acquisition, primarily attributable to the recognition of the nontaxable gain on the remeasurement to fair value of our preexisting 50% equity interest in Crown Imports of $1,642.0 million, partially offset by the write-off of nondeductible goodwill of $278.7 million. Our effective tax rate for Fiscal 2013 was substantially impacted by the benefit from additional foreign tax credits.

Net Income Attributable to CBI

As a result of the above factors, net income attributable to CBI increased to $1,943.1 million for Fiscal 2014 from $387.8 million for Fiscal 2013, an increase of $1,555.3 million.

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Securities and Exchange Commission
July 21, 2015

Constellation Brands, Inc. and Subsidiaries Consolidated Financial Statements, page 52

Note 17. Net Income Per Common Share Attributable to CBI, page 89

4.
In future filings, please present and reconcile the numerators used in computing basic and diluted earnings attributable to (a) your Class A common stock and (b) your Class B convertible common stock. Please explain how the earnings allocated to each Class of common stock were calculated or determined. Please also disclose for each Class of common stock any securities, such as stock options or restricted shares, which could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS for the periods presented because to do so would have been antidilutive. Refer to the disclosure requirements outlined in ASC 260-10-50-1. Please provide us your proposed disclosure.

Company Response: The Company acknowledges the Commission’s staff comment #4 above and responds to the comment as follows. The Company respectfully advises the Commission’s staff that it will disclose in future filings, as appropriate, (i)  a presentation and reconciliation of the numerators used in computing basic and diluted earnings attributable to (a)  the Company’s Class A Common Stock and (b)  the Company’s Class B Convertible Common Stock and (ii)  an explanation of how the earnings allocated to each class of common stock were allocated or determined. In order to present the revised disclosures in the most meaningful way to investors, the Company will make revisions to the disclosures in the notes to the consolidated financial statements included in such future filings, as appropriate. The below excerpts of the relevant portions of the Filing are responsive to the Commission’s staff comment #4 and are marked to show changes from the disclosures in the Filing. Please note that the tabular presentation in the revised Note 17 disclosure below is a new format; therefore, it is not marked to show changes from the disclosure in the Filing. The Company would anticipate using these disclosures in future filings, as appropriate, subject to developments between the date hereof and the date of such future filings.

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Net income per common share attributable to CBI:
We have two classes of outstanding common stock:  Class A Common Stock and Class B Convertible Common Stock (see Note 15). If we pay a cash dividend on Class B Convertible Common Stock, each share of Class A Common Stock will receive an amount at least ten percent greater than the amount of the cash dividend per share paid on Class B Convertible Common Stock. Class B Convertible Common Stock shares are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder.

Securities and Exchange Commission
July 21, 2015

~~Accordingly, we~~We use the two-class ~~computation~~ method for the computation and presentation of net income per common share attributable to CBI (hereafter referred to as “net income per common share”) (see Note 17). The two-class ~~computation~~ method is an earnings allocation formula that calculates basic and diluted net income per common share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings as if all such earnings had been distributed during the period. Under the two-class method, Class A Common Stock is assumed to receive a ten percent greater participation in undistributed earnings than Class B Convertible Common Stock, in accordance with the respective ~~reflects the amount of allocated undistributed net income per share computed using the participation percentage which reflects the~~ minimum dividend rights of each class of stock.

Net income per common share – basic excludes the effect of common stock equivalents and is computed using the two-class ~~computation~~ method. Net income per common share – diluted for Class A Common Stock reflects the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Net income per common share – diluted for Class A Common Stock is computed using the more dilutive of the if-converted or two-class ~~computation~~ method. ~~Using the if-converted method, net~~Net income per common share – diluted for Class A Common Stock is computed using the if-converted method and assumes the exercise of stock options using the treasury stock method and the conversion of Class B Convertible Common Stock as this method is more dilutive than the two-class method. ~~Using the two-class computation method, net income per common share – diluted for Class A Common Stock assumes the exercise of stock options using the treasury stock method and no conversion of Class B Convertible Common Stock.~~ Net income per common share – diluted for Class B Convertible Common Stock is computed using the two-class ~~computation~~ method and does not assume conversion of Class B Convertible Common Stock into shares of Class A Common Stock.

17.    NET INCOME PER COMMON SHARE ATTRIBUTABLE TO CBI:

~~For the years ended February 28, 2015, February 28, 2014, and February 28, 2013, net income per common share – diluted for Class A Common Stock has been calculated using the if-converted method. For the years ended February 28, 2015, February 28, 2014, and February 28, 2013, net income per common share – diluted for Class B Convertible Common Stock is presented without assuming conversion into Class A Common Stock and is computed using the two-class computation method.~~

Securities and Exchange Commission
July 21, 2015

The computation of basic and diluted net income per common share is as follows:

	For the Years Ended
	February 28, 2015		February 28, 2014		February 28, 2013
	Common Stock		Common Stock		Common Stock
	Class A	Class B	Class A	Class B	Class A	Class B
(in millions, except per share data)
Net income attributable to CBI allocated – basic	$745.6	$93.7	$1,720.2	$222.9	$341.7	$46.1
Conversion of Class B common shares into Class A common shares	93.7	—	222.9	—	46.1	—
Effect of stock-based awards on allocated net income	—	(4.0)	—	(10.8)	—	(2.0)
Net income attributable to CBI allocated - diluted	$839.3	$89.7	$1,943.1	$212.1	$387.8	$44.1

Weighted average common shares outstanding – basic	169.325	23.397	164.687	23.467	158.658	23.532
Conversion of Class B common shares into Class A common shares	23.397	—	23.467	—	23.532	—
Stock-based awards, primarily stock options	8.502	—	9.416	—	8.117	—
Weighted average common shares outstanding – diluted	201.224	23.397	197.570	23.467	190.307	23.532

Net income per common share attributable to CBI – basic	$4.40	$4.00	$10.45	$9.50	$2.15	$1.96
Net income per common share attributable to CBI – diluted	$4.17	$3.83	$9.83	$9.04	$2.04	$1.87

As supplemental information for the Commission’s staff with regard to the disclosure requirements outlined in ASC 260-10-50-1(c) for securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented, the Company excluded this disclosure requirement due to the insignificance of the amounts involved. We evaluate the materiality of these amounts each reporting period to determine whether the amounts should be disclosed. For the years ended February 28, 2015, February 28, 2014, and February 28, 2013, the number of stock-based awards, primarily stock options, which were not included in the computation of net income per common share - diluted for Class A Common Stock because the effect of including such awards would have been antidilutive were 0.5 million shares, 0.3 million shares and 0.3 million shares, respectively. These amounts were less than one-half of one percent of the weighted average common shares outstanding – diluted for Class A Common Stock. The addition of these shares to the denominator in the computation of net income per common share – diluted for Class A Common Stock would have decreased EPS by $0.01 in each of the three years presented.

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Securities and Exchange Commission
July 21, 2015

If you have any questions or comments with respect to any of the foregoing matters, please do not hesitate to contact me at (585) 678-7136 or, alternatively, Barbara LaVerdi, Esq. at (585) 678-7231.

Sincerely,

CONSTELLATION BRANDS, INC.

/s/ Greg S. Belemjian

Greg S. Belemjian
Vice President, Corporate Reporting and
Assistant Controller

Cc:	Members of the Audit Committee of the Board of Directors of Constellation Brands, Inc.
KPMG LLP
David Klein, Constellation Brands, Inc.
Thomas J. Mullin, Constellation Brands, Inc.
Lloyd H. Spencer, Esq., Nixon Peabody LLP